UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Amendment No. 4

Under the Securities Exchange Act of 1934

Aspenbio Pharma, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

045 346 10 3
(CUSIP Number)

June 20, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045 346 10 3

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

New York, USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	402,508 0 402,508 0	2 2

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 402,508 2

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 5.22%

(12)	Type of Reporting Person (See Instructions):

CO

1 Joint filing pursuant to Rule 13d-1(k)(1).  This Schedule 13G/A is filed by The Peierls Foundation, Inc. (the “Foundation”).  This Schedule 13G/A is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation and Brian E. Peierls, who is Vice President and a Director of the Foundation.  E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of the securities which the Foundation owns; however, they have no pecuniary interest in the securities owned by the Foundation.
2 Consists of 385,841 shares of common stock and 16,667 shares of common stock which may be acquired upon exercise of warrants.   The warrants may not be exercised if such exercise would result in the holder and affiliates owning greater than 9.99% of the common stock.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

E. Jeffrey Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	76,340 3 611,402 4 76,340 3 611,402 4

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 687,742

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 8.92%

(12)	Type of Reporting Person (See Instructions):

IN

3 Consists of 68,840 shares of common stock and 7,500 shares of common stock underlying warrants.  The warrants may not be exercised if such exercise would result in the holder and affiliates owning greater than 9.99% of the common stock.
4  Consists of 385,841 shares of common stock and 16,667 shares of common stock underlying warrants held by the Foundation, and 193,091 shares of common stock and 15,803 shares of common stock underlying warrants held by certain trusts of which E. Jeffrey Peierls is a co-trustee.  E. Jeffrey Peierls may be deemed to share indirect ownership of the securities which the trusts own; however, he has no pecuniary interest in the securities owned by the trusts.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

Brian E. Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	70,123 5 473,041 6 70,123 5 473,041 6

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 543,164

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 7.05%

(12)	Type of Reporting Person (See Instructions):

IN

5 Includes 1,182 shares of common stock and 666 shares of common stock underlying warrants owned by the children of Brian E. Peierls, 50,521 shares of common stock and 4,134 shares of common stock underlying warrants held by Brian E. Peierls, and 13,620 shares of common stock held by a trust of which Brian E. Peierls is a sole trustee.  Brian E. Peierls may be deemed to share indirect ownership of the securities which the trust owns; however, he has no pecuniary interest in the securities owned by the trust.  Note that the warrants may not be exercised if such exercise would result in the holder and affiliates owning greater than 9.99% of the common stock.
6 Consists of 385,841 shares of common stock and 16,667 shares of common stock underlying warrants held by the Foundation, and 65,232 shares of common stock and 5,301 shares of common stock underlying warrants held by certain trusts of which Brian E. Peierls is a co-trustee.  Brian E. Peierls may be deemed to share indirect ownership of the securities which the trust owns; however, he has no pecuniary interest in the securities owned by the trust.

Item 1.  Name and Address of Issuer.

(a),(b)    Name and address of principal executive offices of Issuer:

AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, CO  80104

Item 2.

The Peierls Foundation, Inc.

(a)	Name of person filing:

The Peierls Foundation, Inc.

(b)	Residence or Business Address:

c/o U.S. Trust Company of N.Y.
114 West 47th Street
New York, NY  10036

(c)	Citizenship:

New York, USA entity

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

           045 346 10 3

E. Jeffrey Peierls

(a)	Name of person filing:

E. Jeffrey Peierls

(b)	Residence or Business Address:

73 S. Holman Way
Golden, CO 80401

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                045 346 10 3

Brian E. Peierls

(a)	Name of person filing:

Brian E. Peierls

(b)	Residence or Business Address:

7808 Harvestman Cove
Austin, TX  78731

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                045 346 10 3
Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5-9.  Ownership of Five Percent or Less of a Class

N/A

Item 10.  Certification

 The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2012	The Peierls Foundation, Inc.

By:    /s/  E. Jeffrey Peierls
          E. Jeffrey Peierls, President

/s/ E. Jeffrey Peierls
E. Jeffrey Peierls, Individually

/s/ Brian Peierls
Brian E. Peierls, Individually